UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ENBRIDGE ENERGY PARTNERS, L.P.

(Name of Issuer)

Class A Common Units

(Title of Class of Securities)

29250R 10 6

(CUSIP Number)

Tyler W. Robinson, Esq.

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2018

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Energy Company, Inc. 39-0793581
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC; BK; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 128,941,993 †
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 128,941,993 †

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 128,941,993†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 37.4%†
14.	Type of Reporting Person (See Instructions) CO

†

The number and percentage of Class A Common Units representing limited partner interests of the Issuer reported as beneficially owned by Enbridge Energy Company, Inc. (“EECI”) in this Schedule 13D/A includes 18,114,975 Class E Units of the Issuer, which are convertible into Class A Common Units at the option of EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power *
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power *

11.	Aggregate Amount Beneficially Owned by Each Reporting Person *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*

EECI is wholly owned by Enbridge (U.S.) Inc. (“EUSI”). Therefore, EUSI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSI is filing this Amendment No. 6 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power **
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power **

11.	Aggregate Amount Beneficially Owned by Each Reporting Person **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**

EECI is indirectly owned by Enbridge US Holdings Inc. (“EUSHI”). Therefore, EUSHI may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, EUSHI is filing this Amendment No. 6 to Schedule 13D jointly with EECI.

Schedule 13D/A

CUSIP No. 29250R 10 6

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power ***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power ***

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***

EECI is indirectly owned by Enbridge Inc. (“Enbridge”). Therefore, Enbridge may be deemed to be the beneficial owner of 110,827,018 Class A Common Units and 18,114,975 Class E Units (convertible into Class A Common Units) representing limited partner interests of the Issuer that are owned by EECI. Thus, Enbridge is filing this Amendment No. 6 to Schedule 13D jointly with EECI.

This Amendment No. 6 to Schedule 13D updates the information relating to the current beneficial owners and amends Items 3, 4, 6 and 7 of the Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on December 11, 2008 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on October 21, 2009, Amendment No. 2 to the Original Schedule 13D filed by Enbridge Inc., IPL System Inc., Enbridge Pipelines Inc. and Enbridge Energy Company, Inc. with the Securities and Exchange Commission on May 8, 2013, Amendment No. 3 to the Original Schedule 13D, filed by Enbridge Inc. (“EI”), Enbridge (U.S.) Inc. (“EUSI”), Enbridge US Holdings Inc. (“EUSHI”) and Enbridge Energy Company, Inc. (“EECI” and, together with EI, EUSI and EUSHI, the “Reporting Persons”) with the Securities and Exchange Commission on May 2, 2016, Amendment No. 4 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2017 and Amendment No. 5 to the Original Schedule 13D, filed by the Reporting Persons with the Securities and Exchange Commission on May 17, 2018.

Item 3.	Source and Amount of Funds or Other Consideration

The information previously provided in response to Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement (as defined below), the funding for the Merger (as defined below) described in Item 4 of this Amendment (which Item 4 is incorporated herein by reference) will consist entirely of newly issued shares of Enbridge Common Stock (as defined below) as described in Item 4 and cash in lieu of any fractional shares of Enbridge Common Stock to which a holder is entitled pursuant to the Merger Agreement.

Item 4.	Purpose of Transaction

The information previously provided in response to this Item 4 is hereby amended and supplemented by adding the following paragraphs:

Agreement and Plan of Merger

On September 17, 2018, Enbridge Energy Partners, L.P., a Delaware limited partnership (“EEP”), Enbridge Energy Company, Inc., a Delaware corporation and the general partner of EEP ( “EECI”), Enbridge Energy Management, L.L.C., a Delaware limited liability company and the delegate of the General Partner (“EEQ”), Enbridge, EUSI, Winter Acquisition Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of Enbridge (“Merger Sub”), and, solely for the purposes of Article I, Article II and Article XI, EUSHI, entered into an Agreement and Plan of Merger (the “ Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into EEP (the “Merger”), with EEP continuing as the sole surviving entity and a wholly owned subsidiary of Enbridge.

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each Class A common unit representing a fractional part of the limited partner interests in EEP (each, an “EEP Class A Common Unit”) issued and outstanding immediately prior to the effective time of the Merger, other than certain excluded EEP Class A Common Units owned by Enbridge and its subsidiaries, will be converted into, and become exchangeable for, 0.335 common shares of Enbridge (“Enbridge Common Stock”).

The special committee (the “Special Committee”) of the board of directors of EEQ, which manages the affairs and business of EEP as the delegate of EECI (in such capacity, the “Board”), has, acting in good faith, unanimously, (i) determined, based upon the facts and circumstances it deemed relevant, reasonable or appropriate to its decision, that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to EEP, including the holders of the outstanding units of EEP (other than Enbridge and its affiliates) (the “Public Unitholders”), (ii) approved the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth in the Merger Agreement, and (iii) recommended that the Board approve the Merger Agreement and the transactions contemplated thereby. Based upon such recommendation, the Board has, acting in good faith, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to EEP and the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved to recommend that board of directors of the EECI (the “GP Board”) approve the Merger Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the limited partners of EEP approve the Merger Agreement and the transactions contemplated thereby and directed that the Merger Agreement be submitted to such limited partners for their approval. Based upon such recommendation, the GP Board has, acting in good faith, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair and reasonable to EEP and the Public Unitholders, (ii) approved the Merger Agreement and the transactions contemplated thereby on the terms and subject to the conditions set forth in the Merger Agreement, (iii) resolved to recommend that the limited partners of EEP approve the Merger Agreement and the transactions contemplated thereby and directed that the Merger Agreement be submitted to the limited partners of EEP for their approval.

EEP has agreed, subject to certain exceptions with respect to unsolicited proposals, not to, directly or indirectly, solicit, enter into discussions concerning, provide non-public information in connection with or otherwise facilitate any effort or attempt to make any competing acquisition proposals. However, the Special Committee may, subject to certain conditions, change its recommendation in favor of approval of the Merger Agreement if, in connection with the receipt of a superior proposal or an event occurring after the date of the Merger Agreement that was not known by or reasonably foreseeable to the Special Committee at the time of the execution of the Merger Agreement, the Special Committee determines in good faith, after consultation with its outside counsel and its financial advisor, that the failure to take such action would be materially adverse to the interests of EEP or the Public Unitholders or would otherwise be reasonably likely to be inconsistent with its duties under applicable law or obligations under the limited partnership agreement of EEP.

The approval of the Merger Agreement requires the affirmative vote of (i) the holders of 66 2/3% of the outstanding units of EEP entitled to vote on such matter and (ii) the holders of a majority of the outstanding EEP Class A Common Units (other than those held by Enbridge and its affiliates) and the outstanding I-Units of EEP (other than I-Units voted at the direction of Enbridge and its affiliates) entitled to vote on such matter, voting together as a single class (clauses (i) and (ii), collectively, the “Unitholder Approval”). Pursuant to the Merger Agreement, Enbridge has agreed that, at the EEP unitholder meeting and at any meeting of holders of EEQ listed shares held for the purpose of determining how the I-Units of EEP shall be voted, it will vote, or cause to be voted, to the extent permitted under the organizational documents of EEQ, any EEP units or EEQ listed shares then owned beneficially or of record by it or any of its subsidiaries, in favor of the approval of the Merger Agreement.

The completion of the Merger is subject to the satisfaction or waiver of customary closing conditions, including: (i) receipt of the Unitholder Approval, (ii) the Enbridge Common Stock issuable in connection with the Merger having been approved for listing on the New York Stock Exchange and the Toronto Stock Exchange, subject to official notice of issuance, (iii) expiration or termination of any waiting period (and any extension thereof) applicable to the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, (iv) the absence of any governmental order prohibiting the consummation of the Merger or the other transactions contemplated thereby, and (v) Enbridge’s registration statement on Form S-4 (the “Registration Statement”) having become effective under the Securities Act of 1933. The obligation of each party to the Merger Agreement to consummate the Merger is also conditioned upon the accuracy of the representations and warranties of the other parties as of the date of the Merger Agreement and as of the closing (subject to customary materiality qualifiers), the performance in all material respects by the other parties of all obligations required to be performed by them under the Merger Agreement at or prior to closing, and receipt of an officer’s certificate evidencing the satisfaction of the foregoing.

Each of Enbridge, EUSI, Merger Sub, EECI, EEQ and EEP has made customary representations and warranties, and agreed to customary covenants, in the Merger Agreement. Subject to certain exceptions, Enbridge and EEP have each agreed, among other things, to covenants relating to the conduct of their respective businesses during the interim period between the execution of the Merger Agreement and the consummation of the Merger. In addition, the parties have agreed that until the earlier of the Effective Time of the Merger or termination of the Merger Agreement, the Board shall declare and cause EEP to pay EEP’s regular quarterly cash distribution in an amount not less than US$0.35 per EEP Class A Common Unit.

The Merger Agreement contains certain termination rights that may be exercised by either Enbridge or EEP, including in the event that (i) both parties agree by mutual written consent by action of the board of directors of Enbridge and the Board, with the approval of the Special Committee, to terminate the Merger Agreement, (ii) the Merger is not consummated by March 18, 2019, (iii) the Unitholder Approval is not obtained at the EEP unitholder meeting or any adjournment or postponement thereof taken in accordance with the Merger Agreement or (iv) any order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger having become final and non-appealable. In addition, Enbridge may terminate the Merger Agreement if the Special Committee changes its recommendation with respect to approval of the Merger Agreement prior to the receipt of the Unitholder Approval. If the Merger Agreement is terminated under certain circumstances, Enbridge may be required to reimburse EEP for its transaction expenses in an amount not to exceed US$4 million.

The foregoing description of the Merger Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by the actual Merger Agreement, a copy of which is filed as Exhibit 2.1 to Enbridge’s Current Report on Form 8-K filed with the SEC on September 18, 2018 and Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 18, 2018, and the terms of which are incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 4 is hereby incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

The information previously provided in response to this Item 7 is hereby amended and supplemented with the following:

(d)

Agreement and Plan of Merger, dated as of September 17, 2018, by and among Enbridge Energy Partners, L.P., Enbridge Energy Company, Inc., Enbridge Energy Management, L.L.C., Enbridge Inc., Enbridge (U.S.) Inc., Winter Acquisition Sub II, LLC, and solely for the purposes of Articles I, II and XI, Enbridge US Holdings Inc. (incorporated by reference to Exhibit 2.1 to Enbridge Inc.’s Current Report on Form 8-K (File No. 001-15254) filed with the Securities and Exchange Commission on September 18, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2018

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Wanda Opheim
Name:	Wanda Opheim
Title:	Senior Vice President, Finance

ENBRIDGE US HOLDINGS INC.

By:	/s/ David Taniguchi
Name:	David Taniguchi
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary

ENBRIDGE ENERGY COMPANY, INC.

By:	/s/ Kelly L. Gray
Name:	Kelly L. Gray
Title:	Corporate Secretary